As filed with the Securities and Exchange Commission on April 30, 2025

Registration No. 333-263293

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Post-Effective Amendment No. 5

to

FORM S-1

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

Teucrium Commodity Trust

(Registrant)

Delaware

(State or other jurisdiction of incorporation or organization)

6799

(Primary Standard Industrial Classification Code Number)

27-6715895

(I.R.S. Employer Identification No.)

c/o Teucrium Trading, LLC

Three Main Street

Suite 215

Burlington, VT 05401

Phone: (802) 540-0019

Sal Gilbertie

Chief Executive Officer

Teucrium Trading, LLC

Three Main Street

Suite 215

Burlington, VT 05401

Phone: (802) 540-0019

Copy to:

Eric Simanek, Esq.

Eversheds Sutherland US LLP

700 Sixth Street, NW

Washington, DC 20001

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☒ Registration No. 333-263293

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☒ Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

This Registration Statement shall become effective upon filing with the Securities and Exchange Commission in accordance with Rule 462(d) under the Securities Act of 1933, as amended.

EXPLANATORY NOTE

This Post-Effective Amendment No. 5 to the Registration Statement on Form S-1 (File No. 333-263293)(the “Registration Statement”) is being filed solely for the purpose of filing the Consent of Eversheds Sutherland (US) LLP under Exhibit 23.3 to the Registration Statement. This Post-Effective Amendment No. 5 does not substantively modify the prospectus that forms a part of the Registration Statement or any other part of the Registration Statement. Accordingly, a prospectus has been omitted and the prospectus and the contents of the Registration Statement are hereby incorporated by reference. Pursuant to Rule 462(d) under the Securities Act of 1933, as amended, this Post Effective Amendment No. 5 shall become effective immediately upon filing with the Securities and Exchange Commission.

PART II

Information Not Required in the Prospectus

Item 13.                  Other Expenses of Issuance and Distribution.

Set forth below is an estimate (except as indicated) of the amount of fees and expenses (other than underwriting commissions and discounts) payable by the registrant in connection with the issuance and distribution of the units pursuant to the prospectus contained in this registration statement.

Amount
SEC registration fee (actual)	$(1)
NYSE Arca Listing Fee (actual)	n/a
FINRA filing fees (actual)	n/a
Blue Sky expenses	n/a
Auditor’s fees and expenses	$3,000
Legal fees and expenses	$6,000
Printing expenses	$2,000
Miscellaneous expenses	n/a
Total	$(2)

(1) Applicable SEC registration fees have been deferred in accordance with Rules 456(d) and 457(u) of the Securities Act and will be paid on an annual net basis no later than 90 days after the end of each fiscal year and are therefore not estimable at this time.

(2) Because an indeterminable amount of securities is covered by this registration statement, the total expenses in connection with the issuance and distribution of the securities are, therefore, not currently determinable.

Item 14.                  Indemnification of Directors and Officers

The Trust’s Fifth Amended and Restated Declaration of Trust and Trust Agreement (the “Trust Agreement”) provides that the Sponsor shall be indemnified by the Trust (or, by a series of the Trust separately to the extent the matter in question relates to a single series or disproportionately affects a series in relation to other series) against any losses, judgments, liabilities, expenses and amounts paid in settlement of any claims sustained by it in connection with its activities for the Trust, provided that (i) the Sponsor was acting on behalf of or performing services for the Trust and has determined, in good faith, that such course of conduct was in the best interests of the Trust and such liability or loss was not the result of gross negligence, willful misconduct, or a breach of the Trust Agreement on the part of the Sponsor and (ii) any such indemnification will only be recoverable from the applicable trust estate or trust estates.  All rights to indemnification permitted by the Trust Agreement and payment of associated expenses shall not be affected by the dissolution or other cessation to exist of the Sponsor, or the withdrawal, adjudication of bankruptcy or insolvency of the Sponsor, or the filing of a voluntary or involuntary petition in bankruptcy under Title 11 of the Bankruptcy Code by or against the Sponsor.

Notwithstanding the foregoing, the Sponsor shall not be indemnified for any losses, liabilities or expenses arising from or out of an alleged violation of U.S. federal or state securities laws unless (i) there has been a successful adjudication on the merits of each count involving alleged securities law violations as to the particular indemnitee and the court approves the indemnification of such expenses (including, without limitation, litigation costs), (ii) such claims have been dismissed with prejudice on the merits by a court of competent jurisdiction as to the particular indemnitee and the court approves the indemnification of such expenses (including, without limitation, litigation costs) or (iii) a court of competent jurisdiction approves a settlement of the claims against a particular indemnitee and finds that indemnification of the settlement and related costs should be made.

The Trust and its series shall not incur the cost of that portion of any insurance which insures any party against any liability, the indemnification of which is prohibited by the Trust Agreement.

Expenses incurred in defending a threatened or pending civil, administrative or criminal action, suit or proceeding against the Sponsor shall be paid by the Trust or the applicable series of the Trust in advance of the final disposition of such action, suit or proceeding, if (i) the legal action relates to the performance of duties or services by the Sponsor on behalf of the Trust or a series of the Trust; (ii) the legal action is initiated by a party other than the Trust; and (iii) the Sponsor undertakes to repay the advanced funds with interest to the Trust or the applicable series of the Trust in cases in which it is not entitled to indemnification under the Trust Agreement.

For purposes of the indemnification provisions of the Trust Agreement, the term “Sponsor” includes, in addition to the Sponsor, any other covered person performing services on behalf of the Trust and acting within the scope of the Sponsor’s authority as set forth in the Trust Agreement.

In the event the Trust or a series of the Trust is made a party to any claim, dispute, demand or litigation or otherwise incurs any loss, liability, damage, cost or expense as a result of or in connection with any Shareholder’s (or assignee’s) obligations or liabilities unrelated to Trust business, such Shareholder (or assignees cumulatively) shall indemnify, defend, hold harmless, and reimburse the Trust or the applicable series of the Trust for all such loss, liability, damage, cost and expense incurred, including attorneys’ and accountants’ fees.

The payment of any amount pursuant to the Trust Agreement shall take into account the allocation of liabilities and other amounts, as appropriate, among the series of the Trust.

Item 15.                  Recent Sales of Unregistered Securities

Not applicable.

Item 16.                  Exhibits and Financial Statement Schedules

(a) Exhibits

3.1                   Fifth Amended and Restated Declaration of Trust and Trust Agreement. (1)

3.2                   Certificate of Trust of the Registrant. (2)

3.3                   Instrument Establishing the Fund. (3)

5.1                   Opinion of Carlton Fields relating to the legality of the Shares. (16)

8.1                   Opinion of Carlton Fields with respect to federal income tax consequences. (16)

10.1                 Form of Authorized Purchaser Agreement (included as Exhibit B to the Fifth Amended and Restated Declaration of Trust and Trust Agreement). (1)

10.2                 Amended and Restated Distribution Services Agreement. (4)

10.3                 Amendment to Amended and Restated Distribution Services Agreement. (5)

10.4                 Second Amendment to Amended and Restated Distribution Services Agreement. (6)

10.5                 Third Amendment to Amended and Restated Distribution Services Agreement. (7)

10.6                 Fourth Amendment to Amended and Restated Distribution Services Agreement. (8)

10.7                 Fifth Amendment to Amended and Restated Distribution Services Agreement. (15)

10.8                 Custody Agreement. (9)

10.9                 First Amendment to the Custody Agreement. (14)

10.10               Fund Accounting Servicing Agreement. (10)

10.11               First Amendment to the Accounting Servicing Agreement. (14)

10.12               Transfer Agent Servicing Agreement. (11)

10.13               First Amendment to the Transfer Agent Servicing Agreement. (14)

10.14               Fund Administration Servicing Agreement. (12)

10.15               First Amendment to the Fund Administration Servicing Agreement. (14)

23.1                Consents of Carlton Fields (included in Exhibits 5.1 and 8.1).

23.2                Consent of Grant Thornton LLP, Independent Registered Public Accounting Firm. (18)

23.3                Consent of Eversheds Sutherland (US) LLP.*

24.1                Power of Attorney (included on signature page to this Registration Statement as filed herein).

107                 Filing Fee Table. (17)

*Filed herein.

(1)	Previously filed as Exhibit 3.1 to Pre-Effective Amendment No. 2 to Registrant’s Registration Statement on Form S-1 (333-230626), filed on April 26, 2019 and incorporated by reference herein.
(2)	Previously filed as Exhibit 3.2 to Registrant’s Registration Statement on Form S-1 (333-162033), filed on September 21, 2009 and incorporated by reference herein.
(3)	Previously filed as Exhibit 3.3 to Pre-Effective Amendment No. 1 to Registrant’s Registration Statement on Form S-1 (333-167591), filed on March 9, 2011 and incorporated by reference herein.
(4)	Previously filed as Exhibit 10.2(1) to the Registrant’s Current Report on Form 8-K for the Teucrium Corn Fund (File No. 001-34765), filed on November 1, 2011 and incorporated by reference herein.
(5)	Previously filed as Exhibit 10.2(2) to the Registrant’s Current Report on Form 8-K for the Teucrium Corn Fund (File No. 001-34765), filed on November 1, 2011 and incorporated by reference herein.
(6)	Previously filed as Exhibit 10.2(3) to the Registrant’s Current Report on Form 8-K for the Teucrium Corn Fund (File No. 001-34756), filed on November 1, 2011 and incorporated by reference herein.
(7)

Previously filed as like-numbered exhibit to Pre-Effective Amendment No. 1 to Registrant’s Registration Statement on Form S-1 (333-187463), filed on April 26, 2013 and incorporated by reference herein.

(8)	Previously filed as Exhibit 10.9 to Registrant’s Registration Statement on Form S-1 (File No. 333-201953) filed on February 9, 2015 and incorporated by reference herein.
(9)	Previously filed as Exhibit 10.8 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2015, filed on March 15, 2016, and incorporated by reference herein.
(10)	Previously filed as Exhibit 10.9 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2015, filed on March 15, 2016, and incorporated by reference herein.
(11)	Previously filed as Exhibit 10.10 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2015, filed on March 15, 2016, and incorporated by reference herein.
(12)	Previously filed as Exhibit 10.11 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2015, filed on March 15, 2016, and incorporated by reference herein.
(13)	Previously filed as like-numbered exhibits to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2020, filed on March 16, 2021, and incorporated by reference herein.
(14)	Previously filed as Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2021, filed on May 10, 2021, and incorporated by reference herein.
(15)

Previously filed as like-numbered exhibit to Pre-Effective Amendment No. 1 to Registrant’s Registration Statement on Form S-1 (333-263293), filed on March 10, 2022 and incorporated by reference herein.

(16)

Previously filed as like-numbered exhibit to Post-Effective Amendment No. 2 to Registrant's Registration Statement on Form S-1 (333-263293), filed on April 25, 2023, and incorporated by reference herein.

(17)	Previously filed as like-numbered exhibit to Registrant's Registration Statement on Form S-1 (333-263293), filed on March 30, 2022, and incorporated by reference herein.
(18)	Previously filed as like-numbered exhibit to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2024, filed on March 5, 2025, and incorporated by reference herein.

(b) Financial Statement Schedules

The financial statement schedules are either not applicable or the required information is included in the financial statements and footnotes related thereto.

Item 17.                  Undertakings

(a)	The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers, or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)

To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement.  Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)

To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

Provided, however, that paragraphs (a)(1)(i), (ii), and (iii) of this section do not apply if the registration statement is on Form S-1, Form S-3, Form SF-3 or Form F-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or, as to a registration statement on Form S-3, is contained in a form of prospectus filed pursuant to § 230.424(b) that is part of the registration statement.

(2)

That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i)

If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness.  Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)

That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:  The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)

The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6)

That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(7)

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Burlington, State of Vermont, on April 30, 2025.

Teucrium Commodity Trust

By: Teucrium Trading, LLC, Sponsor

By: /s/ Sal Gilbertie                                                                April 30, 2025

Sal Gilbertie

Principal Executive Officer, Secretary and Member

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates as indicated. The document may be executed by signatories hereto on any number of counterparts, all of which shall constitute one and the same instrument. The undersigned members and officers of Teucrium Trading, LLC, the sponsor of Teucrium Commodity Trust, hereby constitute and appoint Sal Gilbertie, Cory Mullen-Rusin and Springer Harris and each of them with full power to act with full power of substitution and re-substitution, our true and lawful attorneys-in-fact with full power to execute in our name and behalf in the capacities indicated below this Registration Statement on Form S-1 and any and all amendments thereto, including post-effective amendments to this Registration Statement and to sign any and all additional registration statements relating to the same offering of securities as this Registration Statement that are filed pursuant to Rule 462(b) of the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission and thereby ratify and confirm that such attorneys-in-fact, or any of them, or their substitutes shall lawfully do or cause to be done by virtue hereof.

Signature                                                                          Title                                                                                                                                                                   Date

/s/ Sal Gilbertie                                                   President/Chief Executive Officer/Chief Investment                                                                                                                      April 30, 2025

Sal Gilbertie	Officer/Member of the Sponsor

/s/ Cory Mullen-Rusin                                         Chief Financial Officer/Chief Accounting Officer/Chief                                                                                                                April 30, 2025

Corey Mullen-Rusin	Compliance Officer/Principal Financial Officer

/s/ Springer Harris                                               Chief Operating Officer                                                                                                                                                                  April 30, 2025

Springer Harris

*The registrant is a trust and the persons are signing in their capacities as officers of Teucrium Trading, LLC, the Sponsor of the registrant.